                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

        Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

                            GREAT FALLS BANCORP

                             (Name of Issuer)
                 Common Stock, $1.00 par value per share

                       (Title of Class of Securities)
                                390 380 10-3

                               (CUSIP Number)
               ROBERT J. CONKLIN, c/o The Conklin Corporation,
           3 Tice Road, Franklin Lakes, NJ  07417 - (201) 891-8333

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
                                July 31, 1995

           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [  ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 390 380 10-3

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Robert J. Conklin
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
Instructions)
                                        (a)  [  ]
                                        (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               Not applicable

5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               31,951

     8)   Shared Voting Power
               N/A

     9)   Sole Dispositive Power
               31,951

     10)  Shared Dispositive Power
               N/A

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               57,187

12)  Check box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)[  ]

13)  Percent of Class Represented by Amount in Row (11)
               5.22%

     14)  Type of Reporting Person (See Instructions)
               IN

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Item 1.  Security and Issuer

This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the
"Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background

(a)  Robert J. Conklin.

(b), (c)  President, The Conklin Corporation, 3 Tice Road,
Franklin Lakes, NJ             07417.

(d) During the last five years Mr. Conklin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years Mr. Conklin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Conklin is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

On July 31, 1995, Mr. Conklin's beneficial ownership of the Corporation's Common Stock increased by 5,107 shares. This total includes an increase in beneficial ownership of 2,162 shares via derivative securities, consisting of an increase in the number of unexercised presently exercisable stock options held by Mr. Conklin (121 shares) and Equity Contracts held by Mr. Conklin and his wife, Sonia J. Conklin, or his wife alone (total 2,041 shares). These acquisitions resulted entirely from a 10% stock dividend declared during June, 1995 by the Corporation's Board of Directors. The stock dividend was paid on July 31, 1995 to all shareholders of record on June 30, 1995. Such shares were acquired solely on a pro rata basis, without the payment of any consideration by Mr. Conklin.

As previously reported, on April 18, 1995 the Corporation granted to Mr. Conklin, pursuant to the Corporation's 1995 Stock Option Plan (the "1995 Plan"), stock options to purchase 3,000 shares. Pursuant to the 1995 10% stock dividend reported in the prior paragraph, the number of shares subject to such options was automatically adjusted to 3,300 shares pursuant to the provisions of the 1995 Plan, and the option price per share was adjusted from $12.50 to $11.36 per share. The 1995 options will first become exercisable, to the extent of 1,100 shares (as so adjusted), on October 19, 1995. Under SEC rules relating to beneficial ownership, such 1,100 shares are to be treated as beneficially owned as of August 20, 1995. The remaining 2,200 shares are not presently deemed to be beneficially owned by Mr. Conklin for purposes of Schedule 13-D, and are not included in the shares reported herein.

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Item 4.  Purpose of Transaction

The increase in beneficial ownership of shares pursuant to the declaration of the 10% stock dividend payable on July 31, 1995 and pursuant to the approaching exercisability during October, 1995 of some of the 1995 stock options was not the result of any investment decision by Mr. Conklin, and was without any consideration paid by him. The distribution of the stock dividend did not affect the percentage of Mr. Conklin's ownership of the outstanding stock of the Corporation, and has no bearing upon his previously stated intentions with respect to any future acquisition or disposition of the Corporation's Common Stock.

Mr. Conklin's present intention is to exercise all of the stock options granted to him under the 1995 Stock Option Plan at some time before such options lapse on December 31, 1997, assuming the value of the Common Stock continues to exceed the adjusted option price per share, currently $11.36.

Except as stated above, Mr. Conklin has no plans or proposals at the present time which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) Mr. Conklin is the beneficial owner of 57,187 shares of Common Stock, which represents approximately 5.22% of the issued and outstanding Common Stock. This consists of the following:

(1) 11,741 shares of Common Stock held directly by Mr. Conklin in his own name.
(2) 460 shares of Common Stock held indirectly, by Mr. Conklin's wife, Sonia J. Conklin.

(3) 20,210 shares of Common Stock held indirectly, by The Conklin Corporation, a corporation whose outstanding stock is owned by Mr. and Mrs. Conklin. Mr. Conklin is both a director and an executive officer of The Conklin Corporation. Mrs. Conklin is not a director or executive officer of The Conklin Corporation.

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(4)  1,331 shares of Common Stock owned derivatively as a result of presently exercisable options previously granted under the Corporation's 1993 Stock Option Plan. The adjusted option price is $7.51 per share.

(5) 1,100 shares of Common Stock owned derivatively as a result of presently exercisable options previously granted under the Corporation's 1995 Stock Option Plan. The adjusted option price is $11.36 per share.

(6) 18,621 shares of Common Stock derivatively owned as a result of presently exercisable options under $200,000 face amount of Equity Contracts, held by Mr. and Mrs. Conklin jointly. The adjusted option price is $10.74 per share.

(7) 3,724 shares of Common Stock derivatively owned and held by Mr. Conklin indirectly. Such shares are owned by Mr. Conklin's wife, Sonia J. Conklin, subject to presently exercisable options under $40,000 face amount of Equity Contracts. The adjusted option price is $10.74 per share.

(b) Except for the shares of Common Stock and derivative securities owned by Mr. Conklin's wife (with respect to which Mr. Conklin has no voting power or investment power, either sole or shared), Mr. Conklin has sole voting power and sole investment power with respect to all such shares of Common stock, and sole investment power with respect to all such derivative securities reported in this Schedule 13D. (The Equity Contracts and stock options have no voting power.)

(c) The only transactions in the Common Stock of the Corporation that were effected during the past 60 days by Mr. Conklin are as follows:

Date of          Number of          Price per    Nature of
Acquisition      Shares             Share        Transaction

07/31/95          9,401              N/A         Stock Dividend

08/20/95          1,100              N/A        Stock Options will
                                                become exercisable within
                                                60 days--not included in
                                                stock dividend
                                                number above

(d), (e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Conklin and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.  Material to be Filed as Exhibits.

Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.




Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 28, 1995
Date

/s/ Robert J. Conklin

Signature


Robert J. Conklin
Name/Title